July 12, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HanTang Culture & Education Holding Group Ltd

Form S-1/A

Filed June 28, 2019

File No. 333-231170

To the men and women of the SEC:

On behalf of HanTang Culture & Education Holding Group Ltd (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 3, 2019 addressed to Meimei Ni, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on June 28, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary The Company, page 2

1. Please include a chart depicting your corporate structure reflecting share ownership of each entity.

Company Response:

We have included a chart depicting our corporate structure on page 2.

Our private training service business is subject to extensive regulation in China., page 8

2. We note your response to prior comment 4, and your reference here to the possibility that your "contractual arrangements" could be found in violation of various PRC laws or regulations. Please provide more extensive disclosure concerning the contractual arrangements you employ, and specifically how they could be violative of applicable PRC laws or regulations.

Company Response:

We do not employ any contractual arrangements. Please see the revised disclosure on page 15 which now reads:

The training programs we have offered and are intending to continue to offer are programs designed, in our opinion, to improve existing educator?s skills in improving interpersonal relationships with those they interact with in the teaching environment.

We believe we do not require any licenses or approval by any governing body in any jurisdiction due to the fact that we are not awarding any formal certification, or providing any formal education.

Should PRC laws and or regulations in any jurisdiction change, there is the possibility that our current operations may be in violation of new or amended laws and or regulations. In that event, we will need to evaluate how to remain in compliance with any applicable laws or regulations.

Potential Government Regulations, page 15

3. We note your response to prior comment 3, and the related revisions at page 15 of your amended registration statement. However, it does not appear that the company has any plans to seek listing anywhere, so the applicability of the Draft Foreign Investment Law is unclear. Please clarify. Likewise, please clarify what a "FIE" is and how the company qualifies as a FIE.

Company Response:

We have removed the paragraph regarding Draft Foreign Investment Law and “FIE” as we do not believe we are an “FIE” upon further review and we also do not believe the previous disclosure regarding Draft Foreign Investment Law is applicable.

We have added the following to page 15:

The training programs we have offered and are intending to continue to offer are programs designed, in our opinion, to improve existing educator’s skills in improving interpersonal relationships with those they interact with in the teaching environment.

We believe we do not require any licenses or approval by any governing body in any jurisdiction due to the fact that we are not awarding any formal certification, or providing any formal education.

Should PRC laws and or regulations in any jurisdiction change, there is the possibility that our current operations may be in violation of new or amended laws and or regulations. In that event, we will need to evaluate how to remain in compliance with any applicable laws or regulations.

Date: July 12, 2019

/s/ Meimei Ni

Meimei Ni

Chief Executive Officer